Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the First Fiscal Quarter Ended May 31, 2017

- Net Revenues up by 65.0% Year-Over-Year

- Income from Operations up by 63.9% Year-Over-Year

- Net income attributable to TAL up by 117.5% year-over-year

- Total Student Enrollments up by 62.2% Year-Over-Year

BEIJING, July 27, 2017 /PRNewswire/ -- TAL Education Group (NYSE: TAL) ("TAL" or the "Company"), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2018 ended May 31, 2017.

Highlights for the First Quarter of Fiscal Year 2018

▪	Net revenues increased by 65.0% year-over-year to US$321.9 million from US$195.1 million in the same period of the prior year.
▪	Income from operations was US$28.8 million, compared to US$17.6 million in the same period of the prior year.
▪	Non-GAAP income from operations increased by 52.1% year-over-year to US$39.5 million, from US$26.0 million in the same period of the prior year.
▪	Net income attributable to TAL increased by 117.5% year-over-year to US$28.8 million, from US$13.2 million in the same period of the prior year.
▪	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 82.5% to US$39.5 million from US$21.6 million in the same period of the prior year.
▪	Basic and diluted net income per American Depositary Share ("ADS") were US$0.35 and US$0.32, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.48 and US$0.43, respectively. Each ADS represents two Class A common shares.
▪	Cash, cash equivalents and short-term investments totaled US$1,117.7 million as of May 31, 2017, compared to US$699.7 million as of February 28, 2017.
▪	Total student enrollments increased by 62.2% year-over-year to approximately 1,047,760 from approximately 646,050 in the same period of the prior year.
▪	Total physical network increased from 507 learning centers in 30 cities as of February 28, 2017 to 567 learning centers in 35 cities as of May 31, 2017.

Financial and Operating Data - First Quarter of Fiscal Year 2018
(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2016	2017	Pct. Change
Net revenues	195,095	321,903	65.0%
Net income attributable to TAL	13,236	28,788	117.5%
Non-GAAP net income attributable to TAL	21,628	39,473	82.5%
Operating income	17,569	28,804	63.9%
Non-GAAP operating income	25,962	39,489	52.1%
Net income per ADS attributable to TAL – basic	0.16	0.35	113.6%
Net income per ADS attributable to TAL – diluted	0.16	0.32	103.7%
Non-GAAP net income per ADS attributable to TAL – basic	0.27	0.48	79.2%
Non-GAAP net income per ADS attributable to TAL – diluted	0.25	0.43	70.8%
Total student enrollments	646,050	1,047,760	62.2%

"As always, teaching quality remains our top priority and the foundation of our growth. We believe this healthy growth more sustainable and also more beneficial to our shareholders in the long run. During the first quarter, our topline performed well in all business lines. We managed 75% revenue growth in RMB terms, supported by 62% enrollment growth year-over-year. Continuing from the fourth quarter of fiscal year 2017, we further expanded classroom capacity and stepped up our teacher recruitment efforts to be fully prepared for the peak Summer term," said Mr. Rong Luo, TAL's Chief Financial Officer. "Our current operations are well on track, supported by steady management execution and strong sector demand."

Mr. Luo continued, "As a technology-driven company, we are fully committed to staying at the forefront of promoting education progress through science and technology. We believe our investments will bear fruit soon and strengthen our distinctive word- of- mouth based business and brand reputation in the education industry."

Financial Results for the First Quarter of Fiscal Year 2018

Net Revenues

In the first quarter of fiscal year 2018, TAL reported net revenues of US$321.9 million, representing a 65.0% increase from US$195.1 million in the first quarter of fiscal year 2017. The increase was mainly driven by an increase in total student enrollments, which increased by 62.2% to approximately 1,047,760 from approximately 646,050 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first quarter of fiscal year 2018, operating costs and expenses were US$293.7 million, a 65.0% increase from US$178.0 million in the first quarter of fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$283.0 million, a 66.8% increase from US$169.6 million in the first quarter of fiscal year 2017.

Cost of revenues increased by 68.8% to US$169.6 million from US$100.5 million in the first quarter of fiscal year 2017. The increase in cost of revenues was mainly due to an increase in rental costs and teacher compensation. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 68.8% to US$169.6 million, from US$100.5 million in the first quarter of fiscal year 2017.

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Selling and marketing expenses increased by 80.2% to US$43.5 million from US$24.1 million in the first quarter of fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 81.4% to US$42.3 million, from US$23.3 million in the first quarter of fiscal year 2017. The increase of selling and marketing expenses in the first quarter of fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities on both brand enhancement and consumer experience.

General and administrative expenses increased by 50.9% to US$80.6 million from US$53.4 million in the first quarter of fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 55.2% to US$71.1 million, from US$45.8 million in the first quarter of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 27.3% to US$10.7 million in the first quarter of fiscal year 2018 from US$8.4 million in the same period of fiscal year 2017.

Gross Profit

Gross profit increased by 61.0% to US$152.3 million from US$94.6 million in the first quarter of fiscal year 2017.

Income from Operations

Income from operations increased by 63.9% to US$28.8 million from US$17.6 million in the first quarter of fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 52.1% to US$39.5 million from US$26.0 million in the first quarter of fiscal year 2017.

Other (Expense) / Income

Other income was US$6.8 million for the first quarter of fiscal year 2018, compared to other expense of US$15.1 thousand in the first quarter of fiscal year 2017. Other income for the first quarter of fiscal year 2018 was mainly due to a gain from fair value change of an investment.

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Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$0.7 million for the first quarter of fiscal year 2018, mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$8.4 million in the first quarter of fiscal year 2018, compared to US$4.5 million in the first quarter of fiscal year 2017. The increase was mainly due to increase in income before provision for income tax and loss from equity method investments.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 117.5% to US$28.8 million from US$13.2 million in the first quarter of fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 82.5% to US$39.5 million, from US$21.6 million in the first quarter of fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.35 and US$0.32, respectively in the first quarter of fiscal year 2018. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.48 and US$0.43, respectively.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2018 were US$29.6 million, an increase of US$16.9 million from US$12.7 million in the first quarter of fiscal year 2017. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company's teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2017, the Company had US$719.5 million of cash and cash equivalents and US$398.2 million of short-term investments, compared to US$470.2 million of cash and cash equivalents and US$229.5 million of short-term investments as of February 28, 2017.

Deferred Revenue

As of May 31, 2017, the Company's deferred revenue balance was US$959.4 million, compared to US$558.7 million as of May 31, 2016, representing a year-over-year increase of 71.7%. Deferred revenue primarily consisted of the tuition collected in advance for the summer and fall semesters of Xueersi Peiyou small classes, as well as the deferred revenue related to the acquired businesses.

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Business Outlook

Based on the Company's current estimates, total net revenues for the second quarter of fiscal year 2018 are expected to be between US$428.4 million and US$433.8 million, representing an increase of 58% to 60% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 61% to 63% for the second quarter of fiscal year 2018.

These estimates reflect the Company's current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2018 ended May 31, 2017 at 8:00 a.m. Eastern Time on July 27, 2017 (8:00 p.m. Beijing time on July 27, 2017).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	47834970

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at en.100tal.com.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, August 4, 2017 (9:59 p.m. Beijing time, August 4, 2017).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	47834970

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the outlook for the second quarter of fiscal year 2018, quotations from management in this announcement, as well as TAL Education Group's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's ability to continue to attract students to enroll in its courses; the Company's ability to continue to recruit, train and retain qualified teachers; the Company's ability to improve the content of its existing course offerings and to develop new courses; the Company's ability to maintain and enhance its brand; the Company's ability to maintain and continue to improve its teaching results; and the Company's ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company's reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym "TAL" stands for "Tomorrow Advancing Life," which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China's school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network includes 567 physical learning centers as of May 31, 2017, located in 35 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Xiamen, Lanzhou, Dalian, Changchun, Guiyang, Dongguan, Changzhou, Xuzhou, Nantong and Foshan. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol "TAL".

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to TAL's historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

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For further information, please contact:

Mei Li
Investor Relations
TAL Education Group
Tel: +86 10 5292 6658
Email: ir@100tal.com

Caroline Straathof
IR Inside
Tel: +31 6 5462 4301
Email: info@irinside.com

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TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2017	As of May 31, 2017
ASSETS

Current assets
Cash and cash equivalents	$470,217,004	$719,460,798
Restricted cash-current	2,732,559	1,527,658
Short-term investments	229,456,397	398,199,257
Inventory	2,823,039	2,978,521
Amounts due from related parties-current	3,424,285	8,006,165
Income tax receivables	2,244,898	6,940,907
Prepaid expenses and other current assets	160,222,823	142,767,177
Total current assets	871,121,005	1,279,880,483
Restricted cash-non-current	5,660,713	7,919,065
Property and equipment, net	154,306,718	183,359,751
Deferred tax assets-non-current	16,188,301	17,686,527
Rental deposits	32,659,360	39,659,664
Intangible assets, net	37,966,808	36,815,435
Goodwill	267,162,685	271,282,336
Long-term investments	347,732,444	358,849,809
Long-term prepayments and other non-current assets	96,107,917	100,262,093
Total assets	$1,828,905,951	$2,295,715,163

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 20,905,226 and 36,719,588 as of February 28, 2017, and May 31, 2017, respectively)	$22,637,199	$39,138,755
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 465,944,822 and 901,229,748 as of February 28, 2017, and May 31, 2017, respectively)	504,147,032	949,248,848
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 192,785 and 2,963,395 as of February 28, 2017, and May 31, 2017, respectively)	3,042,785	5,813,395
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 90,834,954 and 94,565,100 as of February 28, 2017, and May 31, 2017, respectively)	116,830,290	117,546,884
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,204,900 and 14,944,368 as of February 28, 2017, and May 31, 2017, respectively)	20,483,037	20,600,501
Total current liabilities	667,140,343	1,132,348,383
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 14,726,473 and 10,135,094 as of February 28, 2017, and May 31, 2017, respectively)	14,726,473	10,135,094
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and May 31, 2017, respectively)	2,840,000	2,840,000
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 13,063,488 and 14,061,361 as of February 28, 2017, and May 31, 2017, respectively)	13,185,886	14,218,173
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and May 31,2017 respectively)	225,148,918	195,120,000
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and May 31,2017, respectively)	225,000,000	225,000,000
Total liabilities	1,148,041,620	1,579,661,650

TAL Education Group Shareholders' Equity
Class A common shares	93,131	95,494
Class B common shares	71,456	71,456
Additional paid-in capital	141,968,264	183,316,016
Statutory reserve	28,407,421	28,407,421
Retained earnings	417,835,502	405,458,101
Accumulated other comprehensive income	55,869,132	63,163,311
Total TAL Education Group's equity	644,244,906	680,511,799
Noncontrolling interest	36,619,425	35,541,714
Total equity	680,864,331	716,053,513
Total liabilities and equity	$1,828,905,951	$2,295,715,163

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TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS per share and per ADS data)

	For the Three Months Ended May 31,
	2016	2017
Net revenues	$195,095,088	$321,903,222
Cost of revenues (note 1)	100,487,209	169,604,423
Gross profit	94,607,879	152,298,799
Operating expenses (note 1)
Selling and marketing	24,123,630	43,462,079
General and administrative	53,429,830	80,631,290
Total operating expenses	77,553,460	124,093,369
Government subsidies	514,807	598,966
Income from operations	17,569,226	28,804,396
Interest income	3,388,352	7,701,257
Interest expense	(1,887,973)	(5,225,084)
Other (expenses) / income	(15,092)	6,788,159
Impairment loss on long-term investments	-	(699,748)
Income before provision for income tax and loss from equity method investments	19,054,513	37,368,980
Provision for income tax	(4,478,207)	(8,395,454)
Loss from equity method investments	(1,671,787)	(1,282,804)
Net income	12,904,519	27,690,722
Add: Net loss attributable to noncontrolling interest	331,627	1,097,711
Total net income attributable to TAL Education Group	$13,236,146	$28,788,433
Net income per common share
Basic	$0.08	$0.17
Diluted	0.08	0.16
Net income per ADS (note 2)
Basic	$0.16	$0.35
Diluted	0.16	0.32
Weighted average shares used in calculating net income per common share
Basic	161,765,532	164,734,334
Diluted	169,535,681	191,868,574
Cost of revenues	$7,740	$32,904
Selling and marketing	775,965	1,117,632
General and administrative	7,608,584	9,533,685
Total	$8,392,289	$10,684,221

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Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2016	2017
Cost of revenues	$7,740	$32,904
Selling and marketing	775,965	1,117,632
General and administrative	7,608,584	9,533,685
Total	$8,392,289	$10,684,221

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended May 31,
	2016	2017
Net income	$12,904,519	$27,690,722
Other comprehensive income, net of tax	94,844,056	7,294,179
Comprehensive income	107,748,575	34,984,901
Add: Comprehensive loss attributable to noncontrolling interest	344,775	1,097,711
Comprehensive income attributable to TAL Education Group	$108,093,350	$36,082,612

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TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS per share and per ADS data)

	For the Three Months Ended May 31,
	2016	2017

Cost of revenues	$100,487,209	$169,604,423
Share-based compensation expense in cost of revenues	7,740	32,904
Non-GAAP cost of revenues	100,479,469	169,571,519

Selling and marketing expenses	24,123,630	43,462,079
Share-based compensation expense in selling and marketing expenses	775,965	1,117,632
Non-GAAP selling and marketing expenses	23,347,665	42,344,447
General and administrative expenses	53,429,830	80,631,290
Share-based compensation expense in general and administrative expenses	7,608,584	9,533,685
Non-GAAP general and administrative expenses	45,821,246	71,097,605

Operating costs and expenses	178,040,669	293,697,792
Share-based compensation expense in operating costs and expenses	8,392,289	10,684,221
Non-GAAP operating costs and expenses	169,648,380	283,013,571

Income from operations	17,569,226	28,804,396
Share based compensation expenses	8,392,289	10,684,221
Non-GAAP income from operations	25,961,515	39,488,617

Net income attributable to TAL Education Group	13,236,146	28,788,433
Share based compensation expenses	8,392,289	10,684,221
Non-GAAP net income attributable to TAL Education Group	$21,628,435	$39,472,654
Net income per ADS
Basic	$0.16	$0.35
Diluted	0.16	0.32
Non-GAAP net income per ADS
Basic	$0.27	$0.48
Diluted	0.25	0.43
ADSs used in calculating net income per ADS
Basic	80,882,766	82,367,167
Diluted	84,767,840	95,934,287
ADSs used in calculating Non-GAAP net income per ADS
Basic	80,882,766	82,367,167
Diluted	93,517,745	95,934,287

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SOURCE TAL Education Group

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